UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 25, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange
H1 13 results



Stéphane Richard - Chairman & CEO

Gervais Pellissier - Deputy CEO & CFO

disclaimer

This presentation contains forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: our ability to withstand intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fluctuations in general economic activity levels and in the level of activity in each of the markets in which we operate; the political situation in the countries where we invest; the emergence of new powerful players, such as content and service suppliers or search engines; our ability to obtain a return on our investments in the networks; fiscal and regulatory constraints and changes; conditions for accessing the capital markets, in particular risks related to financial market liquidity; exchange rate or interest rates fluctuations; asset impairments; and results of current litigation. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* (AMF) on March 27, 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2013. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

1

results overview and business update

Stéphane Richard

Chairman & CEO

commercial achievements and proven cost efficiency

Spain & RoW growing, France & Poland under control, Belgium & Enterprise under focus

- Q2 Group revenues -4.8%* yoy, -2.5%* yoy ex reg
- growth in Spain (+4.6%* ex reg) and RoW (+1.9%* ex reg) with a rebound in emerging markets (+4.7%* ex reg)
- mobile ARPU evolution under control in France with expected full year 12% decrease
- Orange Poland results better than initially expected despite mobile repricing further spreading in customer base
- Enterprise still penalised by macro economy while mobile-only Mobistar suffers in a market moving towards convergence

commercial achievements…

- +170k Q2 mobile contract net adds excl. M2M in France (best quarter since Q2 2011)
- broadband conquest share in France at 20% after 16% in Q1
- best ever BB net adds in Spain mainly driven by convergence
- highest level of mobile contract net adds in Poland for 2 years
- 7.4m Orange Money customers, +30% since end of 2012

… along with further positive results of our efficiency plan

- total Opex down €441m** in H1: confirmation of >€600m cost decrease for 2013
  - o/w €441m in France, including €127m of indirect costs
- labor costs and other indirect costs decrease
  - in France, optimization in customer management (-15% calls yoy, -9% reiteration rate yoy)

H1 restated EBITDA margin at 31.1% with margin erosion limited to -1.0pt vs. -1.6pt H2 12
57% of at least €7bn OpCF target achieved

*cb ; **€422m excl. gain on disposals of assets

marketing initiatives reinforced in Q2

	running marketing initiatives...	... producing results in Q2	new marketing initiatives...	... supporting new perspectives
France				
	Sosh & Open	1.4m Sosh customers (+276k) 3.8m Open customers (+81% yoy)	Sosh + LiveBox	>150k customers end of year
	Livebox Play	500k LiveBox Play activated	24h Service	>1m active users
	4G launch	250k active 4G customers with +10% ARPU	Joyn	Joyn: ~1m users end of 2013
Spain				
	convergent offers	2/3 of fixed BB gross adds since launch with Canguro offers (223k)	4G launch in July	~500k customers one year after launch
	amena & simyo	100k amena & 411k simyo customers	new TV service in Q4	>100k customers one year after launch
Poland				
	convergence offers	125k Open customers	Orange Open	50% of contract customers by end 2015
	launch of Nju mobile	80k Nju customers	Orange FunSpots implementation	900k eligible customers end of 2013
Europe				
	Animals offers	launched in 8 EU countries out of 9 with 11m customers	Go Europe in all European countries	> 1m roaming passes sold in 2013 with x2 roaming data traffic yoy
	4G offers	launched in 4 countries	Orange TV launched in Romania	300k customers end of 2015
AMEA				
	Orange Money	159m€ monthly transactions	2 new 3G countries (up to 15)	12m active mobile data customers end of 2013 (+85% yoy)

delivering on cost efficiency
accelerating Opex reduction with indirect costs decrease



yoy change in Group Opex base, in €m
indirect costs
direct costs
+74
-166
-110*
-312
-422
H1 12
H2 12
H1 13

* excluding gain on asset disposals

sustained investments, preserving our network edge

4G on the European footprint
meeting customers requirements for speed

- nearly 60% pop coverage
- ~10% ARPU uplift for existing customers migrating to 4G
- >1m customers at year-end

- 106 cities covered (2nd best: 12 cities)*
- 886 4G active sites (2nd best : 295 sites)**
- 150 Mb/s theoretical speed (2nd best: 115 Mb/s)*
- ~1m customers at year-end

launched on July 8 in 6 main cities
- 15 cities covered by 2013 (24% coverage)
- 785 4G active sites at launch (#1 roll-out)
- ~500k customers in July 2014

~€80m invested for 4G deployment in H1 (+€70m yoy)***

leadership in fibre
focus on fixed network differentiation

acceleration of fibre roll-out
- 2.1m home connectable (x1.6 YoY)

real appetite and well-oriented momentum
- #1 market share in fibre with 239k customers (x2 YoY)
- fibre net adds boost our total broadband net adds
- ~50% share of conquests in Q2 despite aggressive offers from competition

→ Orange perceived as the best operator for fibre

launch of fibre roll-out
- 40k households already connectable in Madrid
- roll-out with VOD with an objective of 800k households in Q1 2014
- agreement with incumbent for vertical sharing complemented by regulator decision on pricing

FTTH trial
- launch with 12.5k connectable households end 2013

~€150m invested for fibre roll-out in H1 (+€40m yoy)

*source: operators data ; **source : ANFR *** excl. UK

main operational ambitions for 2013

Group

stabilisation of indirect costs over the year ↳ decrease in H1	
mobile data revenues growth >+10% ↳ +22% in H1	

France

net decrease of indirect costs ↳down €127m in H1	
>35% mobile market share at YE ↳ 36.2% end of June	
x2 FTTH customers at YE ↳ x2 YoY end of June	
50% of BB gross adds with Livebox Play ↳ 40%** share in gross adds since launch	
30% 4G coverage by end of 2013 ↳ on track	

Europe

convergent offers in 7 out of 9 countries ↳ 6 countries end of June	
at least 6 mutualisation programmes launched across all countries	disclosed FY
NPS* increase in all countries	disclosed FY

Africa & Middle East

8m Orange Money customers ↳ 7.4m end of June	
churn rate down 20%	disclosed FY
12m active mobile data handsets, up 70%	disclosed FY

Enterprise

Cloud revenue growth >30% yoy	disclosed FY
emerging countries double-digit growth ↳ +9% in H1	
maintain/improve customer satisfaction index	disclosed FY

*Net Promoter Score ; **offers allowing to benefit from Livebox Play device & related advantages

2013 guidance confirmed

2013 OpCF guidance	confirmation of at least €7bn
strong balance sheet	net debt / EBITDA around 2.2x in 2013 and down towards 2x by end 2014, excluding tax case
sustainable dividend policy adapted to cash generation	€0.30 interim dividend for 2013 to be paid on December 11th at least €0.80 dividend for 2013*
selective portfolio review	continuous focus on existing footprint, including potential disposals, while strictly respecting leverage ratio guidance

* subject to the Annual General Meeting of Shareholders approval
ex div date: December 6, 2013, record date: December 10, 2013, payment date: December 11, 2013

2

financial and business review

Gervais Pellissier

Deputy CEO & CFO

key financials

in €m	H1 12 cb	H1 13 actual	var. comp basis	key points
revenues	21,570	**20,603**	-4.5%	▪ -€511m regulation impact (-2.2% excl. reg) ▪ Q2: -4.8% yoy vs -4.1% in Q1
restated EBITDA*	6,943	**6,417**	-7.6%	▪ -€190m regulation impact
in % of rev.	*32.2%*	***31.1%***	-1.0pt	▪ Q2: 31.9% (-1.3pt yoy vs. -0.8pt in Q1)
CAPEX	2,433	**2,455**	+0.9%	▪ FTTH & LTE in France > €200m;
in % of rev.	*11.3%*	***11.9%***	+0.6pt	▪ Q2: 12.6% (+0.2pt yoy vs. +1.1pt in Q1)
operating cash flow (restated EBITDA* – CAPEX)	4,510	**3,962**	-12.2%	▪ consistent with FY guidance
net debt	31,171	**29,610**		▪ 2.37x including tax litigation (see slides 16-17)
(net debt / EBITDA)	2.11x	**2.21x**		

*see slide 33 for EBITDA restatements

orange

Group revenues growth in Spain and rebound in emerging markets, mobile repricing in France & Poland, difficult Enterprise market

YoY revenue growth, Group


-0.1%
-1.8%
-0.2%
-2.1%
-1.1%
-3.5%
-1.1%
-3.2%
-1.8%
-4.1%
-2.5%
-4.8%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, France


-7.5%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, Spain


+2.5%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, Poland


-9.9%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, Rest of Europe


-5.4%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, emerging markets


+4.4%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

YoY revenue growth, Enterprise


-4.5%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

ex reg — organic

H1 2013 Group EBITDA
reduction of direct and indirect costs mitigating pressure on revenues

change in EBITDA*

in €m



-1.0pt
32.2%
31.1%
6,943
-967
+243
+116
+34
+48
6,417
H1 12 cb
revenues
interco costs
commercial & content costs **
labour opex**
IT&N, property, G&A & other**
H1 13
-€724m o/w -€190m regulatory effects

- regulatory pressure still weighing on profitability
- ~46% of revenues erosion compensated by cost reduction
- direct costs down (-6% yoy)
  - commercial costs down €26m while handset sales up €50m
- reduction of indirect costs (-€129m)
  - effective control over labour costs
  - savings in IT&N, property, G&A & other costs

* see slide 33 for EBITDA restatements

** see slide 33 for remarks on restated Ebitda

first decrease of labour opex
favourable volume effect

H1 Group labour opex down -0.7%

in €m



-0.7%
+106
-74
-4,572
-4,605
H1 12cb
volume
price effect
& other **
H1 13

yoy change in labour costs in €m



volume effect
price effect
+74
-23
+32
-51
France
international

- volume down: decrease in average FTEs* by 1.6%:
  - in France, net decrease of c. -1,800 average FTEs* yoy (-1.8%)
- moderate wage increase
  - 2.6% average salary increase in France
  - 3.9% average salary increase outside of France
- €153m labour costs avoided in H1 thanks to Senior Part Time plans (vs. €79m last year)

* Full Time Equivalents ; **o/w profit sharing

CAPEX

sustained investments to consolidate our network leadership

in €m	1H 13 actual	CAPEX to sales	Δ vs 1H 12cb
Group CAPEX	2,455	11.9%	+0.6pt
France	1,277	12.7%	+1.2pt
Spain	237	11.7%	+1.2pt
Poland	204	13.0%	+0.6pt
RoW	398	10.3%	-1.7pt
Enterprise	149	4.5%	-0.4pt
ICSS	189	22.7%	+6.6pts

55% of Group Capex allocated to networks


network
1.323
1.350
IT
520
498
CPE's
210
237
service platform
233
187
shop
real estate
& other
146
183
1H 12cb
1H 13

tax audit relating to financial year 2005

prior to 2005
- important losses in 2000-2002 leading to provision for impairment of shares of Cogecom, a company holding about sixty subsidiaries and equity interests for its parent company France Télécom SA
- losses were treated as non-tax deductible items in the accounts of France Télécom SA

2005
- **management decision to simplify the organization : merger of Cogecom holding company into France Télécom SA**, leading to the reversal of the provision for impairment of shares of Cogecom
  - to avoid double taxation, reversal not accounted back into the tax earnings of the Group
  - ►► *by prudence, the associated €3.0bn deferred tax asset not fully recognized until the tax audit (2010)*

2010
- **tax audit: recognition of Deferred Tax Assets and a tax liability**
  - deduction of the reversal of the provision on the Cogecom shares disputed by the tax administration
  - ►► *taxes claimed for €1.7bn and recorded as tax liability together with €0.2bn of interest for late payment*
  - ►► *finalisation of the recognition of the €3.0bn differed tax asset offsetting the tax claim*

2011
- **proceedings initiated by France Telecom**

2013
- **rejection of the Group's motion for judicial review in legal proceeding by the Montreuil Administrative Court**
  - payment of €1.952bn at the end of July (and payment of approx. €190m for late interest in September).
  - ►► ***no impact on our result:*** *payment of the tax liability booked in 2010 and interests accrued*

appeal against this decision will be lodged to the Administrative Appeal Court of Versailles

consequence of the decision on the Group financial equilibrium

positive balance of the operation	▪ net benefit of nearly €0.9bn after taking late interests into account ▪ no corporate tax paid in 2009 and 2010 and paid only partially in 2011
no impact on 2013 net result	▪ tax liability booked in 2010 and interests accrued
sustainable level of liquidity	▪ high level of liquidity maintained by the Group to face such risks
keeping our deleveraging objective	▪ objective to return to a net debt / Ebitda ratio target of close to 2x at the end of 2014, **excluding exceptional items**

net income

net income impacted primarily by EBITDA decline

in €m	1H 12 historical	1H13 actual	
EBITDA reported	6,820	6,417	
depreciation & amortization	-3,114	-2,962	1
impairment of goodwill & assets	-161	-388	2
share of profit (losses) of associates	-57	-74	
operating income	3,488	2,993	
financial result	-697	-869	3
tax	-882	-915	4
net income	1,909	1,209	
minority interests	171	141	
net income Group share	1,738	1,068	

1 termination of customer base amortisation in Spain

2 impairment of goodwill in Belgium for €385m

3 negative year on year impact following the gain on revaluation of the fair value of the commitment to purchase Mobinil's minorities in H1 12

improvement of financial result excl. this effect

4 change in law in France regarding the deductibility of financial interest and new 3% tax on dividend

net debt down almost €1bn in H1 13 excl. tax litigation



-935m€
(-3%)
30,545
-3,962
+231
+1,117
+369
+883
+210
+526
+262
-66
+42
-547
29,610
net debt/
Ebitda*
2.17x
mainly Romania €164m
payments of handset and equipment suppliers bought in H2 previous year
includes non monetary effect on net debt, mainly decrease of accrued interests
net debt/
Ebitda*
2.21x
2.37x,
incl. tax
litigation
2013 Opening
net debt
in m€
EBITDA
- Capex
spectrum
& licence
net interests
paid
income
tax paid
change
in WCR
other
operational
items
dividends to
ORA
shareholders
minorities
shareholders
remuneration
purchase of
own shares
acquisitions
& disposal
other financial
items
net debt
as end of
June 2013

*calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of EBITDA of EE JV.

debt

high liquidity combined with a smooth repayment profile

bonds*/bank loans/leases repayments end of H1 2013

in €bn



bonds
bank loans & other
1.0
0.4
4.3
3.9
2.8
2.6
2.9
2.4
2.9
2.6
18.2
17.5
2013
2014
2015
2016
2017
>2018

- high liquidity position of €12.4bn as of June 30, 2013 including €5.9bn in cash
- no significant redemptions for 2013
- best-in-class average maturity of 9.0 years
- selective opportunistic issues to optimize maturity and cost of debt (e.g. record-low 1.875% coupon for a 6.5 year maturity in April 2013)
- given strong liquidity position, tax litigation will be funded from cash resources

debt structure

Moody's / S&P / Fitch rating	A3 neg / BBB+ stab / BBB+ stab
% of net debt with fixed rate	104%
% of bond debt in €* (*after derivatives)	88%
% of gross debt in bonds	86%
Av. weighted cost of debt in bonds**	
- end of H12013	4.93%
- end of H12012	5.29%

average maturity * and net debt evolution



47.8
42.0
38.0
35.9
32.5
31.8
30.9
30.5
29.6
6.4
6.7
7.1
7.5
7.3
8.5
9.0
9.0
9,0
05
06
07
08
09
10
11
12
H113
average maturity of net debt, in years
year end net debt, in €bn

*Excluding TDIRA ; **source Bloomberg

H1 2013 France financials
EBITDA margin stabilized with demonstrated cost base reduction

H1 2013 revenues (-4.0% excl. regulatory impacts)

in €m	2Q13	var in cb	H1 13	var in cb
revenues	5,015	-7.5%	10,084	-6.8%
mobile services	2,132	-11.5%	4,289	-9.8%
mobile equipment	112	-10.1%	231	-6.8%
fixed services	2,645	-3.9%	5,307	-4.1%
other revenues	126	-8.3%	257	-10.0%
restated EBITDA*			3,662	-7.5%
restated EBITDA margin			*36.3%*	*-0.3pt*

France revenues, in €m



10,822
revenues ex reg -4.0%
-314
-201
-17
-236
+6
+52
-29
10,084
H1 12cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
broadband
wholesale
other
H1 13
fixed services: -€178m

- ARPU at -12.1% yoy (-6.6% ex reg)
- fixed services revenues trend improvement (-3.2% ex reg vs. -3.6% ex reg in H2 12)
- stabilized EBITDA margin at -0.3pt yoy
  - direct costs decrease driven by market mix adaptation and value centric customer retention policy
  - indirect costs reduction driven by improvement of both customer and intervention processes

France restated EBITDA, in €m



3,960
36.6%
-142
-425
+84
+58
+127
3,662
36.3%
H1 12cb
regulatory impacts
revenues ex. reg
commercial costs
other direct costs
indirect costs
H1 13

*see slide 33 for Ebitda restatements

Q2 2013 France KPIs

better commercial momentum in mobile contract and fixed broadband

mobile retail market share



45.8%
46.3%
46.3%
46.0%
46.2% (1)*
37.6%
37.2%
37.3%
36.5%
36.2%*
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
active network market share*
retail market share

improving broadband conquest share



41.6%
41.3%
41.0%
40.8%*
24.5%
20.3%
15.7%
~20%*
Q3 12
Q4 12
Q1 13
Q2 13
broadband M/S (2)
broadband net adds M/S (2)

best contract net adds excl M2M since 4th player launch



+320
+86
+232
+85
+244
+46
+119
+153
+167
+133
+171
+170
-433
-33
+99
-86
+74
-387
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
contract net adds excl M2M (k)
M2M net adds (k)

accelerating FTTH net adds, PSTN line losses slowing down



16
189
-317
-126
-239
33
133
-248
-124
-206
2Q 12
2Q 13
FTTH
naked DSL & other
PSTN only
PSTN&ADSL

*company estimates (1) network market share, incl. national roamers (2) source : ARCEP

H1 2013 Spain
success of convergence: top line and profitability growing

H1 2013 revenues (+3.9% excl. regulatory impacts)

in €m	2Q13	var in cb	H1 13	var in cb
revenues	1,032	+2.5%	2,021	+1.6%
mobile services	744	-3.6%	1,485	-3.0%
mobile equipment	75	+51.6%	110	+26.5%
fixed services	209	+14.8%	418	+15.4%
other revenues	4	-1.0%	8	-11.3%
restated EBITDA*			469	+3.1%
restated EBITDA margin			*23.2%*	*+0.3pt*

- mobile service revenues stable excl. reg.
  - contract customer base growth (+9.8% yoy) driven by convergence and Amena / Simyo success
- fixed services up +15.4%
  - record growth of ADSL customers driven by convergence
  - convergent base up to 56% of FBB base (+32pp YoY)
- EBITDA margin improving up to 23.2% thanks to commercial costs optimization and increasing efficiency

strong contract base growth driven by new portfolio of offers

mobile customers in 000s


11,717
3,872
7,845
+9.8%
12,238
3,624
8,614
Q2 12
Q2 13
prepaid
contract

internet users in 000s


x1.5
4,025
520
3,505
6,072
465
5,607
Q2 12
Q3 13
dongles
smartphones

fixed broadband: record customer base growth driven by convergence

customers in 000s


+14.2%
1,323
265
209
849
1,512
226
187
1,098
Q2 12
Q2 13
bitstream
partial ULL
full ULL

net adds in 000s


x2.5
+30
+36
+37
+40
+76
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

*see slide 33 for Ebitda restatements

H1 2013 Poland
strong commercial momentum in Q2 following new offers

H1 2013 revenues (-4.5% excl. regulatory impacts)

in €m	2Q13	var in cb	H1 13	var in cb
revenues	786	-9.9%	1,572	-8.6%
mobile services	378	-10.9%	747	-10.3%
mobile equipment	10	+15.8%	18	+5.3%
fixed services	361	-11.5%	734	-9.4%
other revenues	38	+14.8%	73	+22.5%
restated EBITDA*			487	-19.0%
restated EBITDA margin			*31.0%*	*-4.0pts*

- highest level of mobile contract net adds over 2 years in Q2 driven by Open & NJU
- fixed services revenues
  - trend in Q2 2013 impacted by a high Q2 2012 driven by UEFA
  - BB growth (+6.8%) is underpinned by ARPU (+7.5% yoy)
- other revenues
  - growth in ICT equipment sales
- first results of the medium-term action plan above initial expectations
  - better cash management with PLN 399m of organic cash flow in H1

first positive contract net adds excl. M2M for 2 years



+6
25
-19
+4
36
-32
+25
-75
-50
+10
+31
-21
+36
-79
-43
+17
+29
-12
+30
-35
-5
+64
+36
+28
Q3 11
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
contract net adds excl M2M (k)
M2M net adds (k)

fixed broadband: 3P penetration driving ARPU growth



+7.2pt
6.4%
13.6%
2Q 12
2Q 13
3P penetration on the BB base**
+7.5%
56
60
2Q 12
2Q 13
quarterly BB ARPU (PLN)

*see slide 33 for Ebitda restatements **end of June

H1 2013 Rest of the World

rebound in emerging revenue growth driven by most mature countries

H1 2013 revenues (+2.4% excl. regulatory impacts)

in €m	2Q13	var in cb	H1 13	var in cb
total ROW revenue	1,943	-0.1%	3,877	+0.3%
Africa & Middle East	1,004	+4.4%	1,995	+3.7%
European countries	803	-5.4%	1,612	-3.7%
other countries	141	+1.1%	279	+1.6%
restated EBITDA*			1,240	-9.8%
restated EBITDA margin			*32.0%*	*-3.6pts*

Africa & Middle-East: rebound in revenue trend at +4.4% in Q2
- growth driven by Ivory Cost (+10.1%), Senegal (+8.6%) and Egypt (+5.2%)

European countries: -5.4% revenues in Q2 (-1.4% excl. reg.)
- repriced offers spreading into customer base in Belgium (-6.6% excl. reg)
- sustained growth in Romania (+3.8% excl. reg.) with a strong commercial momentum (+54k contract net adds)

EBITDA down €134m with a margin of 32.0%
- 25% of EBITDA decrease coming from regulatory impact

strong Orange Money customer base growth



13%
14%
15%
17%
19%
4.3
4.8
5.6
6.6
7.4
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
customer base
% of mobile base

strong contribution of more mature countries in emerging area



YoY revenue growth
+4.3%
+4.0%
+3.0%
+4.4%
+8.6%
+5.2%
Q3 12
Q4 12
Q1 13
Q2 13
emerging markets
Senegal
Egypt

*see slide 33 for Ebitda restatements

H1 2013 Entreprise
customer base preserved in an adverse macro-economic environment, difficult market on services

H1 2013 revenues -4.9%

in €m	2Q13	var in cb	H1 13	var in cb
revenues	1,662	-4.5%	3,297	-4.9%
legacy networks	429	-12.6%	871	-13.4%
mature networks	696	-0.9%	1,377	-0.7%
growing networks	106	+6.6%	205	+4.6%
services	432	-3.6%	843	-3.8%
restated EBITDA*			517	-12.7%
restated EBITDA margin			*15.7%*	*-1.4pt*

- revenues
  - legacy networks: continued change in customer mix towards new solutions and price erosion
  - mature networks: IPVPN customer base preserved
  - growing networks: better trend driven by Videoconferencing
  - services: sluggish environment in France and Europe due to macroeconomic pressure
- EBITDA: revenue decline partially offset by cost savings: network costs optimization and decrease in other costs

mature networks : IPVPN customer base preserved



IPVPN accesses in France
+1.8%
+2.3%
272
277
283
2Q11
2Q12
2Q13

Entreprise restated EBITDA, in €m



592
-169
+64
+30
517
H1 12cb
revenues
network costs
other costs
H1 13

*see slide 33 for Ebitda restatements

EE: 2.6pt adj EBITDA margin improvement and strong postpaid adds supported by accelerating 4G adoption

Q2 mobile service revenue 0.0% ex regulation, £m



-4.4%
0.0%
-65
+48
-48
1,486
1,421
1,421
Q2/12
regulation
Q2/12 ex regulation
postpaid
prepaid
Q2/13

Solid postpaid net adds*



160k
236k
185k
313k
151k
150k
250k
201k
166k
216k
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13
Q2/13

H1 adj EBITDA margin improved to 22.9%, £'m



+9.1%
673
20.3%
-29
+60
+30
704
734
22.9%
H1/12
regulation
trading
cost savings
H1/13

Increased postpaid smartphone base



% of postpaid base with smartphones
all smartphones
4G and 4G ready
57%
61%
65%
69%
71%
73%
74%
78%
82%
83%
7%
9%
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13
Q2/13

thanks

today changes with orange™

appendix

details on revenues

in €m	2Q13 actual	2Q13 % yoy cb	2Q13 % yoy cb excl.reg	H1 13 actual	H1 13 % yoy cb	H1 13 % yoy cb excl.reg
Group revenue	10,323	-4.8%	-2.5%	20,603	-4.5%	-2.2%
France	5,015	-7.5%	-4.7%	10,084	-6.8%	-4.0%
mobile services	2,132	-11.5%	-6.1%	4,289	-9.8%	-4.5%
handset sales	112	-10.1%	-10.1%	231	-6.8%	-6.8%
fixed services	2,645	-3.9%	-3.1%	5,307	-4.1%	-3.2%
other	126	-8.3%	-8.3%	257	-10.0%	-10.0%
Spain	1,032	+2.5%	+4.6%	2,021	+1.6%	+3.9%
mobile services	744	-3.6%	-1.0%	1,485	-3.0%	-0.1%
handset sales	75	+51.6%	+51.6%	110	+26.5%	+26.5%
fixed services	209	+14.8%	+14.8%	418	+15.4%	+15.4%
other	4	-1.0%	-1.0%	8	-11.3%	-11.3%
Poland	786	-9.9%	-5.7%	1,572	-8.6%	-4.5%
mobile services	378	-10.9%	-3.4%	747	-10.3%	-2.8%
handset sales	10	+15.8%	+15.8%	18	+5.3%	+5.3%
fixed services	361	-11.5%	-10.1%	734	-9.4%	-8.3%
other	38	+14.8%	+14.8%	73	+22.5%	+22.5%
RoW	1,943	-0.1%	+1.9%	3,877	+0.3%	+2.4%
European countries	803	-5.4%	-1.4%	1,612	-3.7%	+0.6%
Africa & Middle-East	1,004	4.4%	+4.7%	1,995	+3.7%	+4.0%
other	141	+1.1%	+1.5%	279	+1.6%	+2.0%
Enterprise	1,662	-4.5%	-4.5%	3,297	-4.9%	-4.9%
IC&SS	424	+4.5%	+4.5%	830	+2.0%+	2.0%
eliminations	-539	-1.1%	-1.1%	-1,078	-2.5%	-2.5%

restated EBITDA by geographies

in €m	H1 13 actual	H1 13 % yoy cb	H1 13 margin
Group EBITDA	**6,417**	**-7.6%**	**31.1%**
France	3,662	-7.5%	36.3%
Spain	469	+3.1%	23.2%
Poland	487	-19.0%	31.0%
RoW	1,240	-9.8%	32.0%
Enterprise	517	-12.7%	15.7%
IC&SS	43	nm	nm

Q2 13 EBITDA restatements

in €m	Q2 12cb	Q2 13
EBITDA restated	3,597	3,293
litigations	+134	+13
labour related	-180	-39
free share plan	-13	
senior part time	-167	-39
other		
OTMT indemnity	-116	
EBITDA reported	3,435	3,267

- remarks on restated Q2 EBITDA
  - €10m of content provision used in Q2 13 vs. €39m used in Q2 12 (commercial costs & content item)
  - TPS provision of €42m used in Q2 13 vs. €58m used in Q2 12 (labour opex item)
  - no content provision used in Q2 13 vs. €7m used in Q1 12 (other costs item)
  - capitalization effect on boxes neutralized between “commercial costs” and “other”

orange

H1 13 EBITDA restatements

in €m	H1 12cb	H1 13
EBITDA restated	6,943	6,417
litigations	+44	+13
labour related	-205	-78
free share plan	-26	
senior part time	-179	-78
other		
OTMT indemnity	-116	
Austria disposal		+65
EBITDA reported	6,666	6,417

- remarks on restated H1 EBITDA
  - €20m of content provision used in H1 13 vs. €98m used in H1 12 (commercial costs & content item)
  - TPS provision of €113m used in H1 13 vs. €79m used in H1 12 (labour opex item)
  - no content provision used in H113 vs. €25m used in H1 12 (other costs item)
  - capitalization effect on boxes neutralized between “commercial costs” and “other”

delivering on cost efficiency
Opex decrease with reduction of indirect costs

yoy change in Group Opex base, in €m


-422m€
14 627
-263
-49
-34
-76
-19
14 186
direct costs
indirect costs
H1 12cb
interconnection
direct commercial & content costs
labour costs
other indirect costs
gain/loss on assets disposals
H1 13a
direct costs -312m€
indirect costs -110m€

Q2 2013 Group EBITDA
reduction of direct and indirect costs mitigating pressure on revenues



change in EBITDA*
in €m
-1.3pt
33.1%
3,597
-526
+104
+44
+48
+26
31.9%
3,293
Q2 12 cb
revenues
interco costs
commercial & content costs**
labour opex**
IT&N, property, G&A & other**
Q2 13
-€422m o/w -€102m regulatory effects

- regulatory pressure still weighing on profitability
- ~40% of revenues erosion compensated by cost reduction
- direct costs down (-5% yoy)
  - commercial costs up €8m while handset sales up €25m
- reduction of indirect costs (€92m yoy)
  - effective control over labour costs
  - savings in IT&N, property, G&A & other costs

* see slide 33 for EBITDA restatements
** see slide 33 for remarks on restated Ebitda

cash flow statement

in €m	2012 H1a	2012a	2013 H1a	
restated EBITDA* – CAPEX	4,544	7,967	3,962	
licences & spectrum	-1,111	-1 255	-231	1
net interest expense cash out and dividends received	-920	-1,370	-1,117	2
income taxes cash out	-748	-1,145	-369	3
change in WCR	-618	-56	-883	4
other operational items	-745	-969	-210	5
dividends paid to owners of parent company	-2,104	-3,632	-526	
dividends paid to non controlling interests	-316	-583	-262	
purchase of own shares	-71	-94	+66	
acquisitions and disposal	1,635	1,518	-42	
other financial items	167	-36	547	6
variation in net debt	-287	345	935	
net debt	-31,177	-30,545	-29,610	
adjusted net debt/EBITDA**	2.11x	2.17x	2.21x	
adjusted net debt/EBITDA** including tax litigation			2.37x	7

1. mainly Romania in 1H 13 (-€164m)
2. less dividend received from EE (exceptional dividend of €155m in 1H12)
3. lower fiscal result used to calculate interim tax payment
4. 1H13 YoY deterioration mainly due to an increase in receivables, following increasing weight of wholesale activities in France
5. 1H12 included -€550m related to DPTG litigation settlement
6. includes non monetary effect on net debt, mainly positive variance of accrued interests and derivatives impacts vs. 2012
7. tax litigation represents a +0.16x increase on the adjusted net debt/Ebitda ratio

**calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of EBITDA of EE JV.